Mail Stop 4-6

      November 23, 2004

Raymond J. Spencer
Chairman and Chief Executive Officer
Kanbay International, Inc.
6400 Shafer Court, Suite 100
Rosemont, Illinois 60018

	RE:	Kanbay International, Inc.
		Registration Statement on Form S-1
		Filed October 27, 2004
		File No. 333-119986

Forms 10-Q for the quarters ended June 30, 2004 and September 30, 2004
File No. 0-50849

Dear Mr. Spencer:

	This is to advise you that we have limited our review of the above registration statement to matters relating to the selling stockholders and plan of distribution sections, as well as disclosure in your Exchange Act reports relating to your controls and procedures.

	Based on this limited review, we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-1

General
1. Please update your financial statements as required under Item
3-
12 of Regulation S-X.

Principal and Selling Stockholders, page 72
2. Item 507 of Regulation S-K requires disclosure of material relationships between the selling security holders and the registrant within the past three years. A description of how these selling stockholders acquired their shares constitutes a material relationship that must be described within your Form S-1. Therefore, to the extent appropriate, please revise your selling stockholder section to describe how these selling stockholders acquired their shares.
3. Identify the natural persons who exercise the sole/shared voting and dispositive powers with respect to the shares to be resold for the accounts of all non-reporting entities. See interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our publicly available CF Telephone Interpretation Manual.
4. We note your disclosure of Household Investment Funding`s affiliation with HSBC Securities. In this regard, please clarify within your document whether Household Investment Funding is the only selling shareholder that is a broker-dealer affiliate and confirm to us that none of the selling shareholders are broker-dealers. Furthermore, for each broker-dealer affiliate, disclose whether it acquired its shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person to distribute the shares. Finally, for all affiliates of registered broker-dealers, explain the nature of the affiliation.
5. Please update your selling stockholder table so that the information is current at the time of your amended filing.

Forms 10-Q for the quarters ended June 30, 2004 and September 30,
2004
6. Item 308(c) of Regulation S-K requires disclosure of any changes in internal control over financial reporting that occurred "during the registrant`s last fiscal quarter," rather than as of the specific day the quarter ended. Therefore, consistent with Item 308, please confirm to us that no changes in internal control over financial reporting occurred during the quarter ended June
30,
2004 nor during the quarter ended September 30, 2004. In future filings, please revise as appropriate.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Robert Bell, Staff Attorney, at (202) 942-
1953,
or me at (202) 942-1800 with any questions.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services


cc:	Matthew F. Bergmann, Esq.
	Winston & Strawn LLP
	Fax (312) 558-5700

??

??

??

??

Mr. Raymond J. Spencer
Kanbay International, Inc.
Form S-1; File No. 333-119986
November 23, 2004
Page 4 of 4